Exhibit 99.1

GasLog Ltd. Announces Pricing of Public Offering of 8.875% Senior Notes Due 2022 At A Price of 102.5% of Par

MONACO — May 14, 2019 — GasLog Ltd. (“GasLog” or the “Company”) (NYSE:GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, announced today that it has priced its public offering of an additional $75.0 million (the “Notes”) of its 8.875% Senior Notes due 2022 at a price of 102.5% of the underlying principal amount. The yield to maturity of the Notes is 7.885% at the offer price. The Notes were an issuance of further notes of the same series under the indenture pursuant to which the Company previously issued $250.0 million aggregate principal amount of the Company’s 8.875% Senior Notes due 2022 (the “Existing Notes”). The Notes will mature on March 22, 2022 and will bear interest at a rate of 8.875% of the underlying principal amount per annum from March 30, 2019, payable quarterly in arrears on March 30, June 30, September 30 and December 30 of each year.

The net proceeds from the offering after deducting the underwriting discount and estimated offering expenses are expected to be approximately $75.3 million. The Company plans to use the net proceeds from the offering to partially fund the Company’s committed growth capital program and for general corporate purposes, including working capital.

Credit Suisse Securities (USA) LLC, DNB Markets, Inc. and Stifel, Nicolaus & Company, Incorporated are acting as joint book-running managers of the offering. The offering is expected to close on or about May 16, 2019.

The offering is being made only by means of a prospectus supplement and accompanying base prospectus. When available, the prospectus supplement and accompanying base prospectus relating to the offering may be obtained from: Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York 10010, telephone: (800) 221-1037, email: usa.prospectus@credit-suisse.com; DNB Markets, Inc., 200 Park Ave, Floor 31, New York, NY 10166, telephone: (212) 681-3800; or Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate Department, One South Street, 15th Floor, Baltimore, MD 21202, telephone: (855) 300-7136, email: syndprospectus@stifel.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Contacts:

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643

Email: ir@gaslogltd.com

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 34 LNG carriers and an additional LNG carrier which was sold to a subsidiary of Mitsui Co. Ltd. and leased back under a long-term bareboat charter. 20 of these vessels (12 ships on the water and eight on order) are owned by GasLog with the remaining 15 LNG carriers being owned by the Company’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  fluctuations in spot and multi-year charter hire rates and vessel values;

•                  increased exposure to the spot market and fluctuations in spot charter rates;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact the rate at which we can charter such vessels;

•                  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  our ability to maintain long-term relationships and enter into time charters with new and existing customers;

•                  fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

•                  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                  the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•                  fluctuations in currencies and interest rates;

•                  the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                  risks inherent in ship operation, including the discharge of pollutants;

•                  our ability to retain key employees and the availability of skilled labour, ship crews and management;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  potential liability from future litigation;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and

•                  other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 5, 2019 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.